SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of June, 2006

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes    No X
         ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Materials Contained in this Report:

I. English translation of the Japanese-language report on corporate governance, drafted on May 30, 2006 by the registrant and publicly disclosed with the Tokyo Stock Exchange on June 5, 2006.

II. English translation of the Japanese-language Notice of Convocation for the ordinary general shareholders' meeting for the fiscal year ended March 31, 2006, as distributed to the shareholders on June 7, 2006.

III. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on June 20, 2006.

IV. English translation of a press release dated June 23, 2006, announcing the terms of share acquisition rights to be issued in connection with the grant of stock options.

V. English translation of a press release concerning changes in representative directors dated June 23, 2006.

VI. English translation of the Japanese-language Notice of Resolutions Adopted at FY 2006 Ordinary General Shareholders' Meeting on June 23, 2006.

VII. English translation of the Articles of Incorporation of the registrant as amended by resolution at the Ordinary General Shareholders' Meeting on June 26, 2006.

VIII. Executive summary of the Japanese-language Business Report for the fiscal year ended March 31, 2006.

IX. Executive summary of the Japanese-language Securities report submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 26, 2006.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Toyota Motor Corporation



                                      By: /s/ Hiroshi Nishida
                                         ---------------------------------------
                                         Name:  Hiroshi Nishida
                                         Title: General Manager,
                                                Financial Reporting Department,
                                                Accounting Division


Date:  June 26, 2006